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04030994

File No. 82-34735

June 21, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

RECEIVED
2004 JUN 28 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 6/29

Enclosure

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:873580.1

PRESS RELEASE

from ASSA ABLOY AB (publ)

21 June 2004
no. 07/04

ASSA ABLOY's Incentive Program for employees fully subscribed

The subscription for the ASSA ABLOY employee incentive program, Incentive 2004, has now been completed. The program was fully subscribed and amounts to EUR 100 M.

ASSA ABLOY has issued four convertible bonds of EUR 25 M each to a company especially established for this purpose. The average share price to be used as reference price was established during five trading days prior to 18 June 2004. This gives following conversion prices:

Series 2004/2009:1	93.40 SEK	10.20 EUR
Series 2004/2009:2	112.08 SEK	12.20 EUR
Series 2004/2009:3	130.76 SEK	14.30 EUR
Series 2004/2009:4	149.44 SEK	16.30 EUR

Close to 2,000 employees in 15 countries participated. The program will run to June 2009 in line with the maturity of the convertible bonds.

The dilution effect of this program, based on the maximum increase in the number of shares after dilution, will amount to 2.08 percent of the share capital and 1.42 percent of the number of votes.

For further information, please contact

Ann Holmberg, Manager Corporate Communications, tel: + 46 8 506 485 54

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.